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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Years Ended December 31,
	2012		2011	2010	2009	2008
Earnings:
(Loss) income before income taxes	$(67,066)		$5,399	$3,412	$(74,730)	$(221,636)
Adjustments:
Equity investment income	373		—	—	—	—
Interest capitalized	53,492		—	—	—	—

(Loss) income before income taxes, as adjusted	$(13,201)		$5,399	$3,412	$(74,730)	$(221,636)
Fixed charges	86,589		17,808	23,087	19,021	24,588

Total earnings	$73,388		$23,207	$26,499	$(55,709)	$(197,048)

Fixed charges:
Interest expense and amortization of finance	$85,372		$17,373	$22,655	$18,590	$24,182
Rental expense representative of interest	1,217		435	432	431	406

Total fixed charges	$86,589		$17,808	$23,087	$19,021	$24,588

Ratio of earnings to fixed charges	—	(1)	1.3	1.1	— (3)	— (4)

Total fixed charges	$86,589		$17,808	$23,087	$19,021	$24,588
Pre-tax preferred dividend requirements	88,445		—	—	—	—

Total fixed charges plus preference dividends	$175,034		$17,808	$23,087	$19,021	$24,588

Ratio of earnings to combined fixed charges and preference dividends	—	(2)	1.3	1.1	— (3)	— (4)

(1)
Due to the Company's loss in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $13.2 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's loss in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $101.6 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's loss in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $74.7 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $221.6 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)